UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm
        within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

R & I Management Diversified, Inc.

Legal Status of Issuer:

    Form:

C Corporation

    Jurisdiction of Incorporation/Organization:

Delaware

    Date of Organization:

August 12, 2024

Physical Address of Issuer:

6754 Bernal Avenue, Suite 740-250, Pleasanton, CA 94566

Website of Issuer: www.rimanagement.co

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Class B Common Stock

Target number of securities to be offered:

500 shares of Class B Common Stock ("Class B Share(s)")

Price (or method for determining price): $10 per Class B Share

Target offering amount:

$5,000

Minimum Investment Amount:

$5,000.00 (500 Class B Shares)

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis   ☐ First-come, first-served basis   ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

123,500 shares of Class B Common Stock

Deadline to reach the offering amount: April 30, 2027

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:
After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 60

	Most recent fiscal year-end (2025)	**Prior fiscal year-end (2024)**
Total Assets	$291,153	$250,800
Cash & Cash Equivalents	$14,310	$9,276
Accounts Receivable	$0	$0
Short-term Debt	$338,130	$241,337
Long-term Debt	$0	$0
Revenues/Sales	$194,185	$202,352
Cost of Goods Sold	$7,000	$4,000
Taxes Paid	$0*	$0*
Net Income	$125,288	$187,900

* The Company's estimated income tax expense for the year ended December 31, 2025, is $53,287. In 2024, the Company was an LLC and therefore did not incur any income tax liability at the entity level.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

R & I Management Diversified, Inc.

By

_____

Gordon Hung
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

Gordon Hung
Chief Executive Officer

_____April 09, 2026_____

(Date)

TABLE OF CONTENTS

MAY 1, 2026

R & I MANAGEMENT DIVERSIFIED, INC.
FORM C
Up to $1,235,000 shares of Common Stock
$10 per Share



R & I Management Diversified, Inc. ("**R&I**," "**R&I Management**," the "**Company**," "we," "us," or "our"), is offering a minimum amount of $5,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of shares of capital stock (the "**Common Stock**"), 123,500 shares of Class B Common Stock at $10.00 per share, par value $0.00001 per share (the "**Class B Share(s)**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Class B Shares are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Class B Shares, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Encore Bank (the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Class B Common Stock, as further described below. Class B Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Class B Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Class B Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Class B Shares at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **R & I MANAGEMENT DIVERSIFIED, INC.**

ELIGIBILITY

2.   **R & I MANAGEMENT DIVERSIFIED, INC.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: **http://investrimanagement.com/**. The issuer must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS AND DIRECTORS OF THE COMPANY

The officers and directors of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Gordon Hung	Chief Executive Officer and Chairman, R & I Management Diversified, Inc.	Oversee all operations	January 2018 - present
	Investor and Board Observer, Egen	Accountable for all consultant on revenue and for all NM including operation	October 2022- present
	Senior Vice President of Sales, Tencent	Responsible for all GTM strategy and execution for company and overseeing customer facing organizations	July 2018-December 2022
Stephanie Wong	Senior Vice President of Real Estate, R & I Management Diversified, Inc.	Accountable for operations management	September 2024 - present
	Visa, Senior Financial Analysts	Conduct real estate accounting and various financial capacities including finance and sales strategy	Feb 2022- present
Matthew Chow	Senior Vice President of Technology, R & I Management Diversified, Inc.	Oversee web development operations	September 2024-present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
	TopGolf, Full Stack Engineer	Speer headed development efforts of web development and PIE system	September 2021- September 15, 2022
	Experian, Senior Computer Programmer	Developed software projects to reduces redundant workloads and operated quality assurance	September 2024-October 2021

BIOGRAPHIES



Gordon Hung, Chief Executive Officer: Gordon Hung is Chairman, CEO & Founder of R&I Management Company, an emerging Real Estate Brokerage & Venture Investment Firm. The company operates as a diversified holding company, with a collection of different operating businesses. Gordon is an entrepreneur that came from an extensive background of Technology Sales & Sales Management, leading teams at Hewlett Packard Enterprise, Tencent.



Stephanie Wong, Senior Vice President of Real Estate: Stephanie leads R&I Management's nationwide real estate operations, overseeing the brokerage's client service, finance and sales strategy as well as agent training and development. Since joining R&I Management in 2024, she has been instrumental in growing the company. She has extensive background in real estate accounting and has held various finance roles in large corporations.



Matthew Chow, Senior Vice President of Technology: Matthew Chow is a seasoned full-stack developer with over a decade of experience specializing in component based programming, Vue 3 Pinia states, APIs, WebSocket connections, database management, Unix command scripts and Javascript frameworks. His recent role at BreakoutEDU involved designing and upgrading software systems, enhancing automated team efficiency by over 50%, and delivering secure data solutions. Previously, Matthew held leadership positions at Topgolf and Experian Health, where he developed dynamic web applications, streamlined workflows, and drove impactful business outcomes.

ANTICIPATED BUSINESS PLAN

R&I Management Diversified, Inc. ("**R&I**," "**R&I Management**," "the "**Company**," the "**Issuer**," "we," "us," or "our") is a holding company owning subsidiaries engaged in numerous diverse business activities. The most important of businesses conducted is real estate property management. R&I Management also owns and operates numerous other businesses engaged in a variety of real estate property management, investments, technology and other activities. R&I Management is a Delaware corporation, originally formed on June 13, 2018 as a California limited liability company and converted to a Delaware corporation on August 12, 2024 by filing a Certificate of Incorporation and Certificate of Conversion with the Secretary of the State of Delaware. Its corporate headquarters is in Pleasanton, CA.

R&I Management's operating businesses are managed on a decentralized basis. R&I Management's senior management team participates in and is ultimately responsible for capital allocation decisions, investment activities, property management decisions and activities, and the selection of the Chief Executive to head each of the operating businesses.

Technology, Training Programs and Resources are an integral and essential component of R&I Management's businesses. R&I Management and its subsidiary business units employed 60 people worldwide at which approximately 80% are in the United States. Employees engage in a wide variety of occupations consistent with R&I Management's decentralized management philosophy.

Our mission is to be the leading pure-play asset manager that specializes in property management and deploying capital into high growth equity, supporting data modernization initiatives with relevant and core supporting capabilities. Our focus and specialization enable trust and scale with our partners and customers.

Market Opportunity. The focus on post pandemic realities has brought a core partnership focus for professional property management services. The property management market has been underserved and lacks a scalable aligned service model that can actively energize the local marketplace for property owners.

Property Management Business. R&I Management's property management business utilizes enterprise software technology to facilitate, administer and allocate resources throughout the enterprise and the properties under management.

R& Diversified Management, Inc. plans to focus its approach to generate further relationships with more commercial property and residential property owners.

As a result, R&I Management's service offerings help optimize the customer experience.

Real Estate Leasing and Operations. Real Estate Leasing/ Operations and services of the Company include the sourcing, due diligence of prospective tenants, current tenants, placing new tenants and all aspects of the tenant's living experience within a property.

Our operations focus on the tenant living experience, with attention to living needs and anticipating long term needs that could result in favorable investment returns for property owners.

The R&I Management Academy. New technology platforms and evolving tenant needs require experienced talent. Our in-house Academy focuses on building that talent. All new hires can enroll and become property management certified in 30 days.

New hires will join a cohort of peers for an immersive learning experience. Students will become property management certified and gain hands-on experience working on a multitude of projects and assignments while learning from some of the best in the industry.

When joining R&I Management, an individual can relax and know that they are taken care of. R&I Management Academy is a robust training curriculum that is constantly evolving, providing participants the tools to master the latest technologies and teaching students the latest techniques in real estate property management.

The Company plans to further develop training programs through the appointment of Regional Directors who have experience in real estate property management. In addition, the Company plans to further develop recruiting programs through strategic referrals from our well established channel partners.

Investment Opportunity. R & I Management Diversified, Inc. is seeking a $1.235 million seed round investment to fuel its expansion efforts, including acceleration of property management services, such as team enhancement, further development of its technology infrastructure, and securing and activating industry specific solutions. With a compelling value proposition and a current talented team of professionals, R & I Management Diversified, Inc. is well-positioned to capitalize on the immense opportunities within the real estate industry.

Marketing Strategy. The Company's marketing efforts are focused on promoting its core services and value proposition within the real estate property management ecosystem. Specifically, the Company intends to market (i) its property management services to property owners seeking professional management solutions, (ii) its ability to source, evaluate, and manage venture capital investment opportunities, and (iii) its platform for investors to participate in real estate-related property management activities.

Marketing initiatives are designed to attract three primary audiences: (1) property owners who may engage the Company for ongoing property management services, (2) prospective sellers or partners who may contribute investment capital opportunities to the Company's pipeline, and (3) investors who may participate in the Company's offerings and contribute capital to support growth. By targeting these groups, the Company aims to increase assets under management, expand its portfolio of managed properties, and grow its investor base.

Through social media and search engine optimization efforts, the Company plans to distribute content that highlights its operational capabilities, investment approach, and market insights. This includes educational materials, case studies, and performance-oriented narratives designed to build credibility and trust. The objective of these efforts is to generate qualified inbound inquiries, convert leads into management contracts or investment participation, and establish the Company as a recognizable and reliable operator within its target markets.

Overall, the Company's marketing strategy is intended to drive measurable business outcomes, including increased property management engagements, expanded investment opportunities, and greater capital formation, all of which contribute to long-term revenue growth and enterprise value creation.

Email Marketing: The Company plans to develop a participant email list to routinely promote services.

Social Media: Use of Proceeds of the Offering will include social media. The Company will consider using paid social media advertising (e.g., Facebook Ads, Instagram Ads, Twitter Ads) to target participants more precisely and expand its reach and connections.

Television and Publications: Use of Proceeds of the Offering will include television and key publications such as *Business Wire* and *California Associations of Realtors Magazine*. The Company will collaborate with local and national publications and broadcasting providers who can help promote services to their participants and clients.

SWOT Analysis.

1. **Strengths –** Personal touch with property management, focusing on the full customer experience rather than just rents. Our strength lies in our partnership mentality with tenants, owners, and stakeholders. This focus dramatically amplifies the customer experience driving long term tenancies and increased rents for owners.

2. **Weaknesses –** The business needs to improve their marketing. Having the best service without the world knowing about it, is something we need to continuously improve. The Company has discussed marketing strategies with third party marketing agencies and may engage direct relationships begin to participate in and enhance its connection within the industry.

3. **Opportunities –** Favorable external factors include close proximity to high value real estate, a highly educated workforce creating higher opportunities for people to become landlords and opportunity for our property management business.

4. **Threats –** Potential harms primarily include a property owner's own ignorance on the management profession, and thus taking control of situations where owners don't have expertise or understanding, causing a negative impact on the business.

Technology Development. Current data governance includes comprehensive asset management technology, AI/ML Driven Process Enablement and Data Governance to drive better insights which lead to better decision making.

Conclusion. Investing in R & I Management Diversified, Inc. presents a unique opportunity to participate in the disruption of the real estate market through property management plans, cutting-edge technology and innovative communication solutions in demand by our target market. With a clear roadmap for growth and a strong commitment to delivering value to its participants, R & I Management Diversified, Inc. is ready to assert itself as the leader for providing a new age of operations and management within the multi-billion dollar real estate landscape and beyond.

<u>**RISK FACTORS**</u>

An investment in our Common Stock involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Class B Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Class B Shares and the market price of our Class B Shares, which could cause you to lose all or some of your investment in our Class B Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

<u>**Risks Related to the Company's Business and Industry**</u>

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Class B Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

COVID-19 and Future Pandemics

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We do not have long-term contracts with most of our customers, and therefore a lack of success in maintaining customer transaction volume will have adverse effects on revenue and financial results.

Our contracts with our online transaction customers typically allow the customer to cancel on demand beyond its original subscription. Our continued success therefore depends significantly on our ability to meet or exceed our customers' expectations because most customers do not make long-term commitments to use our solutions. In addition, if our reputation in the real estate industry or elsewhere is harmed or diminished for any reason, our platform customers could choose to not renew their software subscription. We may also not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including the cost of our services compared to the cost of services offered by our competitors or demand for our services shift. If a significant number of customers seek to terminate their relationship with us, our business, results of operations and financial condition would be adversely affected in a short period of time.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.

Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete.

Our future success will depend in part on our ability to:

- fully develop and enhance our smart technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources; and
- loss of customers.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify.

Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We are increasingly dependent on information technology and expanding social media vehicles present new risks.

The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our or our brands' reputations. Employees or others might disclose non-public sensitive information relating to our business through external media channels, including through the use of social media. The continuing evolution of social media will present us with new challenges and risks.

Competition may impede our ability to attract or retain tenants, which could adversely affect our results of operations and cash flow.

The leasing of residential real estate is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property's design to prospective tenants' needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we manage, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

We may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

The Company's ability to identify and manage properties on favorable terms and successfully operate them may be exposed to significant risks. Agreements for the management of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. Any delay or failure to identify and operate properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our Class B Shares.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our Class B Shares.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation

CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Class B Shares will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial

statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

<p align="center">**Risks Related to the Securities**</p>

There is currently no trading market for our securities. An active market in which Investors can resell their Class B Shares may not develop.

There is currently no public trading market for any Class B Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Class B Shares at any price. Accordingly, you may have no liquidity for your Class B Shares. Even if a public or private market does develop, the market price of the Class B Shares could decline below the amount you paid for your Class B Shares.

There may be state law restrictions on an Investor's ability to sell the Class B Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Class B Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Class B Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Class B Shares have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Class B Shares. Neither the Offering nor the Class B Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Class B Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Class B Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Class B Shares. Because the Class B Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Class B Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Shares may also adversely affect the price that you might be able to obtain for the Class B Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Class B Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Class B Shares and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Class B Shares with reference to the general status of the securities market and other relevant factors.

The Offering price for the Class B Shares should not be considered an indication of the actual value of the Class B Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Class B Shares can be resold at the Offering price or at any other price. Investors Purchasing the Class B Shares will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns 100% of outstanding Common Stock of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Class B Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Class B Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Class B Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Class B Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Class B Shares.

We arbitrarily determined the price of the Class B Shares and such price which may not reflect the actual market price for the Class B Shares.

The Offering of Class B Shares at $10.00 per share by us was determined arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Class B Shares. The market price for the Class B Shares, if any, may decline below the price at which the Class B Shares are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT

<u>**THE OFFERING AND THE SECURITIES**</u>

THE OFFERING

The Company is currently seeking to raise funding of up to $1,235,000 through the sale of up to 123,500 shares of Class B Common Stock. This funding will allow for expansion, including real estate purchases, marketing initiatives to increase service awareness, expansion of the R & I Management Academy, and further development of its software, system and technology equipment infrastructure.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Gordon Hung	Class A Common Stock	10,000,000	100%	100%

Classes of Securities of the Company
As of the date of this Offering, 20,000,000 shares of Common Stock were authorized. The Company has 10,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock. As of the date of this Offering, 10,000,000 shares of Class A Common Stock were issued and outstanding to Gordon Hung, Founder, Chief Executive Officer and Chairman of the Company.

The Company is offering an amount of $5,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of 123,500 shares of Class B Common Stock at $10 per share, par value $0.00001 per share (the "Class B Share(s)") on a best efforts basis as described in this Form C (the "Offering"). The Offering will be terminated no later than April 30, 2027 (the "Offering Deadline").

Assuming Maximum Proceeds are raised, there will be 10,123,500 shares of Common Stock issued in the Company with the Class B Shares sold through this Offering equaling 100% ownership of issued shares of Class B Common Stock and 1.235% of total issued shares of Common Stock in the Company post-closing. The Class B Shares sold are shares of Class B Common Stock that do not have standard voting rights within the Company.

Common Stock

Class A Common Stock. Holders of Class A Common Stock have voting rights. Shares of Class A Common Stock are not being offered through this Offering.

Class B Common Stock. Holders of Class B Common Stock do not have voting rights. Shares of Class B Common Stock are being offered through this Offering.

Voting Rights: The holders of Class A Common Stock are entitled to one vote per share. The holders of Class B Common Stock do not have voting rights.

Dividends: Except as otherwise provided by the Act or the Company's Certificate of Formation, dividends may be declared and paid on the Common Stock at such times and in such amounts as the board of directors, in its discretion, shall determine. Distributions may be made without regard to "preferential dividends arrears amounts" or any "preferential rights."

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Class B Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round or angel investment. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has two classes of securities, shares of Class A Common Stock and Class B Common Stock.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Because the Investors in this Offering do not control the day-to-day operations of the Company, the principal executives and directors of the Company may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Additional Issuance

Any additional issuance after the crowdfunding is over will dilute all the Class B Shares.

Related Person Transactions

As of December 31, 2025, the Company has a liability of $8,000 due to the shareholder. This amount represents expenses paid by the shareholder on behalf of the Company using the shareholder's personal funds. The advance is non-interest bearing and is expected to be settled in the near term. In the opinion of management, the terms of this transaction are no less favorable than those available from unrelated third parties.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Common Stock to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not currently have debt.

PREVIOUS OFFERINGS

The Company has not tendered previous exempt offerings.

Does the Company have operating history: ☒ Yes   ☐ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Through our subsidiaries, we engage in numerous diverse business activities. The most important business segment is Real Estate Property Management. We manage our operating businesses on a decentralized basis. There are few centralized or integrated business functions. Our senior corporate management team participates in and is ultimately responsible for capital allocation decisions, investment activities and the selection of the Chief Executive to head each of the operating businesses.

Earnings from real estate property management for 2024 are $157,151 and for 2025 are $156,001. Since the end of fiscal year 2025, the Company has continued to execute on its strategy of capital formation, disciplined capital allocation, and operational consolidation under R&I Management Diversified, Inc. During 2024 and 2025, the Company transitioned from an early-stage structuring phase into a more formalized operating model, including the establishment of subsidiary investment vehicles, refinement of investor onboarding processes, and implementation of standardized financial controls. This transition has resulted in increased organizational efficiency and improved visibility into capital deployment and performance tracking.

A key trend during 2024 and 2025 has been the Company's emphasis on liquidity management and capital preservation. The Company has maintained a conservative approach by retaining holdback cash to satisfy tax obligations, fund operating expenses, and provide flexibility for investor redemptions where applicable. In addition, the Company has continued to evaluate financing options, including potential lines of credit and additional Regulation Crowdfunding offerings, to support working capital needs and future investment opportunities. These efforts are intended to enhance the Company's ability to scale property management operations while maintaining prudent risk management.

Subsequent to fiscal year 2025, the Company has not experienced any material adverse changes in its financial condition. However, management expects continued variability in results of operations as the Company remains in a growth and property management growth phase. Future performance will depend on the Company's ability to successfully raise additional capital, identify and execute attractive investment, real estate property management opportunities, and manage operating expenses efficiently. Management believes that its current structure and strategic focus position the Company to pursue long-term value creation, although there can be no assurance that these objectives will be achieved.

Future Key Operational Plans

The Company intends to expand its marketing efforts through a coordinated digital strategy leveraging search engine marketing, artificial intelligence–driven search optimization, and social media engagement. These efforts are designed to increase brand visibility, generate qualified inbound leads, and support the Company's growth objectives, including attracting property owners, property managers, and strategic partners, as well as increasing assets under management.

With respect to search, the Company plans to invest in both organic search engine optimization (SEO) and paid search engine marketing (SEM). Organic efforts will focus on building high-quality, keyword-targeted content (e.g., property management insights, investment analysis, and market commentary) to improve rankings on major search engines. Paid search campaigns will target high-intent queries related to property management services and real estate investment opportunities, with the objective of driving prospective clients and partners to dedicated landing pages designed to convert traffic into inquiries and engagements.

In addition, the Company intends to implement AI-driven search optimization strategies to enhance discoverability across emerging search platforms and large language model–based interfaces. This includes structuring website content to align with AI search indexing methodologies, optimizing for natural language queries, and publishing authoritative, structured data that increases the likelihood of being surfaced in AI-generated responses. The goal of these efforts is to position the Company as a credible and authoritative source within its domain, thereby increasing inbound interest from property owners, investors, and potential operating partners.

The Company also plans to utilize social media marketing to amplify its digital presence and reinforce brand positioning. This includes distributing educational and informational content across relevant platforms, engaging with target audiences, and leveraging data analytics to refine messaging and targeting strategies. These efforts are intended to build trust, expand the Company's network, and create a consistent pipeline of opportunities, including property acquisition leads, management contracts, and investor relationships.

Collectively, these marketing initiatives are designed to support scalable growth by increasing deal flow, expanding the Company's portfolio of managed assets, and strengthening its overall market presence.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$37,050
Digital Marketing	26%	$321,100
Field Marketing	26%	$321,100
Real Estate Operations	15%	$185,250
R&I Management Academy	15%	$185,250
Travel & Expenses	15%	$185,250
Total	100%	$1,235,000

*Andes Capital Group, LLC shall take three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.
Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

LIST OF EXHIBITS

EXHIBIT A: FINANCIALS

EXHIBIT B: SUBSCRIPTION DOCUMENT

EXHIBIT C: CERTIFICATE OF INCORPORATION

EXHIBIT D: BYLAWS

EXHIBIT A: FINANCIALS

Financial Statements and
Independent Accountant's Review Report

R&I Management Diversified, Inc.

December 31, 2025 and 2024

R&I Management Diversified, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholder's and Member's of **R&I Management Diversified, Inc.**

We have reviewed the accompanying financial statements of **R&I Management Diversified, Inc.** (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholder's deficit and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Assurance Dimensions

Tampa, Florida
March 31, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

R&I Management Diversified, Inc.
Balance Sheets
(Expressed in U.S. dollars)

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 14,310	$ 9,276
Restricted cash - cash held in trust (operating)	193,425	169,409
Restricted cash - cash held in trust (deposits)	83,418	71,928
Accrued revenue	-	187
Total Current Assets	291,153	250,800
Total Assets	$ 291,153	$ 250,800
LIABILITIES AND STOCKHOLDER'S DEFICIT / MEMBER'S EQUITY		
Current Liabilities:		
Income tax payable	$ 53,287	$ -
Property management funds held in trust	193,425	169,409
Security deposits held in trust	83,418	71,928
Due to shareholders - current portion	8,000	-
Total Current Liabilities	338,130	241,337
Total Liabilities	338,130	241,337
Stockholder's Deficit / Member's Equity:		
Common stock - Class A	100	-
Additional paid-in capital	9,363	-
Accumulated deficit	(56,440)	-
Members' equity (LLC portion)	-	9,463
Total Stockholder's Deficit / Member's Equity:	(46,977)	9,463
Total Liabilities and Stockholder's Deficit / Member's Equity	$ 291,153	$ 250,800

R&I Management Diversified, Inc.
Statements of Operations
(Expressed in U.S. dollars)

		For the Year Ended December 31		
		2025		2024
Revenues				
Property management and service fees	$	156,001	$	157,151
Leasing commissions revenue		34,923		41,680
Other ancillary fees and services		3,261		3,521
Total Revenues		194,185		202,352
Operating Expenses				
Leasing commissions expense		849		9,355
General and administrative expenses		14,763		5,097
Total Operating Expenses		15,612		14,452
Operating income		178,573		187,900
Other income (expense), net				
Interest Income		2		-
Total other income (expense), net		2		-
Income before income taxes				
Income from LLC period		-		187,900
Income from C-Corporation period		178,575		-
Total income before income tax		178,575		187,900
Income tax expense (C-Corporation period)		53,287		-
Net Income	$	125,288	$	187,900

R&I Management Diversified, Inc.

Statement of Changes in Stockholder's Deficit / Member's Equity

(Expressed in U.S. dollars)

	Years Ended December 31, 2025 and 2024							
	Class A Common Stock		Class B Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Member's Equity (LLC Portion)	Total
Balances, December 31, 2023	-	$ -	-	$ -	$ -	$ -	$ 5,748	$ 5,748
Net income	-	-	-	-	-	-	187,900	187,900
Owners' equity distributions (LLC period)	-	-	-	-	-	-	(184,185)	(184,185)
Balances, December 31, 2024	-	$ -	-	$ -	$ -	$ -	$ 9,463	$ 9,463
Balances, January 1, 2025	-	$ -	-	$ -	$ -	$ -	$ 9,463	$ 9,463
Common-Control Reorganization (LLC to C-Corp)	10,000,000	100	-	-	9,363	-	(9,463)	-
Balance after conversion at January 1, 2025	10,000,000	$ 100	-	$ -	$ 9,363	$ -	$ -	$ 9,463
Net income	-	-	-	-	-	125,288	-	125,288
Dividends declared on common stock	-	-	-	-	-	(181,728)	-	(181,728)
Balances, December 31, 2025	10,000,000	$ 100	-	$ -	$ 9,363	$ (56,440)	$ -	$ (46,977)

The accompanying notes are an integral part of these financial statements.

Page | 4

R&I Management Diversified, Inc.
Statements of Cash Flows
(Expressed in U.S. dollars)

| | For the Year Ended December 31, | |
	2025	2024
Cash flows from operating activities:		
Net Income	$ 125,288	$ 187,900
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in accrued revenue	187	(37)
Decrease in deferred revenue	-	(454)
Increase in income taxes payable	53,287	-
Net cash provided by operating activities	178,762	187,409
Cash flows from financing activities:		
Distribution to owners	-	(184,185)
Dividends paid	(181,728)	-
Increase in due to shareholders	8,000	-
Net cash used in financing activities	(173,728)	(184,185)
Net increase in cash and cash equivalents	5,034	3,224
Net increase in restricted cash	35,506	61,367
	40,540	64,591
Cash, cash equivalents, and restricted cash at beginning of year	250,613	186,022
Cash, cash equivalents, and restricted cash at end of year	$ 291,153	$ 250,613

| | December 31, | December 31, | December 31, |
	2025	2024	2023
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 14,310	$ 9,276	$ 6,053
Restricted cash - cash held in trust (operating)	193,425	169,409	133,487
Restricted cash - cash held in trust (deposits)	83,418	71,928	46,482
Total cash, cash equivalents, and restricted cash reported in the statements of cash flows	$ 291,153	$ 250,613	$ 186,022

Supplemental cash flow disclosures:			
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	*N/A*

Cash held in trust are restricted for property management and tenant security deposits. Restricted cash is included in the reconciliation of cash, cash equivalents, and restricted cash in the statement of cash flows as per ASC 230.

During 2025, a shareholder paid certain Company expenses on behalf of the Company, totaling $8,000. The amount is recorded as due to shareholders and is in financing activities. The amount was outstanding as of December 31, 2025.

Supplemental disclosures of non-cash investing and financing activities:
During 2025, the Company converted from a single-member limited liability company to a C-Corporation through a non-cash exchange of owners' equity for common stock and additional paid-in capital as per ASC 850-50. This transaction had no effect on the Company's cash flows.

NOTE 1 - Business Description and Going Concern

R&I Management Diversified, Inc. ("the Company) was incorporated on January 1, 2025, and the corporate office is located at 2544 Arlotta Place, Pleasanton, CA 94588-3123. R&I Management Diversified, Inc. was previously known as R&I Management LLC, a single member LLC, and originally formed on June 13, 2018.

The Company provides property management services to third-party property owners and homeowners' associations within the United States. The Company primarily manages single-family and multi-family residential properties and, to a lesser extent, associations and commercial properties. The Company offers a range of services, including tenant screening and application processing, leasing and execution of lease agreements, rent collection, coordination of repairs and maintenance, payment of property-level expenses, management of security deposits, and general property administration. The Company operates pursuant to management agreements with property owners and associations, providing a comprehensive, "white-glove" service model.

In connection with these services, the Company collects rents and other receipts from tenants and remits payments for property-level expenses on behalf of owners and associations. Net proceeds, after deducting the Company's management fees, are distributed or held in trust for the benefit of the property owners and associations. These funds are maintained in designated trust accounts and are considered pass-through amounts, which are not recognized as revenue or expense in the Company's income statement. Only management fees and leasing commissions earned by the Company are recognized as revenue.

As of December 31, 2024, the Company was organized as a single-member California Limited Liability Company (previously known as R&I Management, LLC) (refer to Note 3 and Note 5). Effective January 1, 2025, the Company converted from a single-member LLC to a C-Corporation and changed its name to R&I Management Diversified, Inc.

Going Concern - The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, as of December 31, 2025, the Company has a accumulated deficit of $56,440 and negative working capital of $46,977. The deficits arose in 2025 due to dividend distributions that were not aligned with the C-Corp's income tax obligations. The dividend distributions exceeded the Company's after-tax earnings, resulting in a deficit.

Notwithstanding the accumulated deficit, Management believes that the Company has the ability to continue its operations for the foreseeable future, including the next twelve months from the balance sheet date, and to meet its financial obligations as they come due. The Company has consistently generated positive net income and positive cash flows from operations, which provides management with confidence that the accumulated deficit will not impact the Company's ability to continue as a going concern. Accordingly, management has concluded that there is no substantial doubt about the Company's ability to continue as a going concern for the year ended December 31, 2025.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared by the Company in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows.

Recently Adopted Accounting Standards - Accounting standards promulgated by the Financial Accounting Standards Board are subject to change. Changes in such standards may have an impact on the Company's future financial statements. The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that it believes merit further discussions as the Company expects that none would have significant impact on its financial statements.

NOTE 2 – Summary of Significant Accounting Policies (continued)

In December 2023 the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance enhances the transparency and decision usefulness of income tax disclosures, primarily related to the effective tax rate reconciliation and income taxes paid. The ASU is effective for annual reporting periods beginning after December 31, 2025 with early adoption permitted and can be applied on a prospective basis. The Company does not believe the adoption of this guidance will have a material effect on tis Consolidated Financial Statements and segment disclosures. All other newly issued accounting pronouncements but not yet effective have been deemed immaterial or nonapplicable.

Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and cash held in checking accounts. Cash equivalents, if applicable, consist of highly liquid short-term investments with an original maturity of three months or less. Amounts held in trust for property management activities and tenant security deposits are excluded from cash and cash equivalents and classified separately as restricted cash.

Restricted Cash and Pass-Through Amounts - The Company maintains trust accounts to facilitate property management activities on behalf of the property owners and associations. These accounts are used to:

- Collect rents and other tenant receipts - amounts collected from tenants are held in trust and used to pay property-level expenses, including utilities, repairs, maintenance, and taxes. Other tenant receipts include security deposits.
- Pay property-level expenses - payments for expenses incurred on behalf of property owners and associations are made directly from the trust accounts.
- Distribute net proceeds to property owners and associations - after deducting and paying management fees to the Company, and other property-level expenses, the remaining funds are either distributed to the property owners or held in trust for future disbursement.

All funds held in trust are classified on the balance sheet as **restricted cash – cash held in trust (operating)** or **restricted cash – cash held in trust (deposits)**, with corresponding liabilities recorded as **property management funds held in trust** or **security deposits held in trust**, respectively. The Company does not have a beneficial interest in these funds.

At December 31, 2025 and 2024 the Company held the following restricted cash:

	2025	**2024**
Cash held in trust (operating)	$193,425	$169,409
Cash held in trust (deposits)	$83,418	$71,928

Except for management fees earned by the Company, none of the amounts collected or disbursed through the trust accounts are recognized as revenue or expense in the income statement. Management fees are recognized as revenue in accordance with ASC 606 when performance obligations are satisfied.

In accordance with ASC 230, "Statement of Cash Flows", restricted cash is excluded from operating cash flows, as the funds are held for specific third-party purposes and are not available for general corporate use. A reconciliation of cash, cash equivalents, and restricted cash is provided in the statement of cash flows.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition – The Company's revenue is derived primarily from property management services, including management fees and leasing commissions. The Company recognizes revenue in accordance with ASC Topic No. 606. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a comprehensive revenue recognition standard that superseded nearly all existing revenue recognition guidance under prior GAAP and replaced it with a principles-based approach for determining revenue recognition. The core principle of the standard is the recognition of revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In general, we determine revenue recognition by: (1) identifying the contract, or contracts, with our customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services.

The Company applies the principles of ASC 606 as follows:

- Property management and service fees - recognized over time as services are provided under contractual agreements with property owners or associations. Fees are generally billed monthly and recorded in the period services are performed.
- Leasing commissions - recognized when the lease is executed and the tenant takes possession of the property, as this represents satisfaction of the Company's performance obligation.
- Other ancillary fees and services - revenue from other services, such as administrative services, is recognized when the services are performed.
- Accrued Revenue - revenues earned but not yet billed or collected are recorded as accrued revenue in the balance sheet in accordance with the Company's revenue recognition policies under ASC 606.

Deferred Revenue - Deferred revenue represents amounts collected in advance from property owners and associations for management services that have not yet been earned. Revenue is recognized in accordance with ASC Topic 606 when the Company satisfies its performance obligations over time. As of December 31, 2025, and 2024, there were no material deferred revenue balances.

Segment Reporting – The Company operates as a single reportable segment under ASC 280, engaged in the provision of property management services. This includes the management of residential, commercial, and homeowners' association properties. The Company generates revenues primarily from property management fees, leasing commissions, and related services.

Management evaluates the Company's financial performance on a consolidated basis, and the operating results of the business are reviewed as a single unit. As such, the Company does not have discrete financial information for separate operating segments, and all revenues and expenses are reported on a consolidated basis.

NOTE 3 – Income Taxes

The conversion from LLC to C-Corp at the beginning of the current year, January 1, 2025, resulted in the Company becoming subject to entity-level taxation, including both federal and state taxes.

In 2025, income taxes for the current period are estimated based on the applicable federal and state income tax rates. The Company uses a 21% flat federal tax rate, which is the current corporate tax rate established under the Tax Cuts and Jobs Act of 2017, and a California state tax rate of 8.84%, which is reflective of the standard California corporate income tax rate for taxable income sourced from California, on pre-tax income. The Company's estimated income tax expense for the year ended December 31, 2025, is $53,287.

NOTE 3 – Income Taxes (continued)

In the prior year, the Company was an LLC and therefore did not incur any income tax liability at the entity level (see Note 5). Instead, the income was passed through to the owners, and income taxes were reported on the owners' individual returns.

The components of the income tax expense are as follows:

	2025	2024
Current		
Federal	$ 37,501	$ -
State	15,786	-
	$ 53,287	$ -

The Company did not recognize any deferred tax assets or liabilities as of December 31, 2025 and 2024.

NOTE 4 - Related Party Transactions

As of December 31, 2025, the Company has a liability of $8,000 due to the shareholder. This amount represents expenses paid by the shareholder on behalf of the Company using the shareholder's personal funds. The advance is non-interest bearing and is expected to be settled in the near term. In the opinion of management, the terms of this transaction are no less favorable than those available from unrelated third parties.

For the year ended December 31, 2024, there were no related party transactions. The Company did not have any outstanding amounts due to or from the member as of December 31, 2024.

NOTE 5 – Conversion from LLC to C-Corporation

On January 1, 2025, the Company underwent a conversion from a single-member limited liability company (LLC) to a C-Corporation through a non-cash exchange of the owner's equity for common stock and additional paid-in capital. This transaction was accounted for as a common control reorganization in accordance with ASC 805-50.

Under the provisions of ASC 805-50-15-5, the transaction is treated as a common control reorganization, where the book value of the LLC's equity is carried over to the new C-Corp entity. There was no remeasurement to fair value, and goodwill was not recognized, as per ASC 805-50-30-5. Furthermore, because there was no purchase price, the transaction was accounted for by allocating the entire amount to equity (common stock and APIC), as specified in ASC 805-50-30-6.

In accordance with ASC 805-50-45-1, this transaction is presented as if the Company has always been a C-Corp, and the equity has been recast to reflect the new C-Corp structure, including common stock and additional paid-in capital (refer to Note 6).

The conversion from LLC to C-Corp does not result in the creation of a new tax entity. The ownership structure remains unchanged, with the same owner retaining ownership of the equity post-conversion. The transaction reflects a change in legal structure, with the LLC's equity carried over at book value to the new C-Corp entity. The Company retained the same Employer Identification Number (EIN) post-conversion, ensuring continuity of its tax identity.

NOTE 6 – Stockholder's Deficit and Member's Equity

<u>**Member's Capital**</u>

Contributions - As a single-member limited liability company (LLC), the Company has a single member (the "Member"). In accordance with the Company's Operating Agreement, the Member may make additional capital contributions to the Company as determined necessary by the Manager to meet the Company's operating expenses. These contributions may be made in the form of loans, capital contributions, or a combination of both, at the sole discretion of the Manager.

As of December 31, 2024, the Company received total member contributions of $5,000 during the period from inception to December 31, 2024. The Member holds 100% of the membership interests in the Company and retains full control over all operational and financial decisions.

<u>**Stockholder's Deficit**</u>

After the conversion from LLC to C-Corp, the Company is authorized to issue 20,000,000 shares of common stock, with a par value of $0.00001 per share. As of December 31, 2025, 10,000,000 shares are authorized, issued, and outstanding, designated as Class A Common Stock, and 10,000,000 shares are authorized but unissued, designated as Class B Common Stock.

The Class B Common Stock carries specific rights, preferences, powers, privileges, restrictions, qualifications, and limitations as outlined in the Company's articles of incorporation. These rights and restrictions are in place to establish the governance framework for the C-Corp.

<u>Dividends</u>

The Company shall declare all dividends pro rata on the common stock on a pari passu basis according to the number of shares of common stock held by such holders. The Company does not intend to declare any dividends payable to holder of shares of common stock until such time as the Company is profitable. The Directors have exclusive authority on determining if and when to issue dividends and the amount of each dividend.

<u>Voting</u>

Shares of Class A common stock shall have one vote per share. Shares of Class B common stock shall have no voting rights.

<u>Liquidation Preference</u>

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any deemed liquidation event, before any payment shall be made to the holders of Class B common stock by reason of their ownership thereof, the holders of shares of Class A common stock then outstanding must be paid out of the funds and assets available for distribution to its stockholder's, an amount per share equal to 0.10 for such share of Class A common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. If upon any such liquidation, dissolution, or winding up or deemed liquidation event of the Company, the funds and assets available for distribution to the stockholder's of the Company are insufficient to pay the holders of shares of Class A common stock the full amount to which they are entitled under this Article IV, Section D.1 ., the holders of shares of Class A common stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Class A common stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the above payments have been made to Class A common stockholder's, the remaining funds and assets available for distribution to the stockholder's of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of Common Stock held by each such holder.

NOTE 7 – Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Management is not aware of and legal counsel has not recommended any estimate of any contingent liabilities at December 31, 2025.

Litigation

The Company experiences litigation in the normal course of conducting business. Management does not believe that any pending or threatened litigation will have a material adverse effect on its financial statements.

The Company is subject to legal proceedings and claims that arise in the normal course of business. While the outcome of the proceedings and claims cannot be predicted with certainty, management does not have any knowledge of any such matters that would have a material adverse effect on the Company's financial position or results of operations.

NOTE 8 – Subsequent Events

No significant events have occurred subsequent to the balance sheet date that would require disclosure or adjustment in the financial statements, except as disclosed above. The subsequent events evaluation was conducted through March 31, 2026, the date the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION DOCUMENT

R&I Management Diversified, Inc.

a Delaware corporation

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: R&I Management Diversified, Inc.
6754 Bernal Avenue, Suite 740-250
Pleasanton, CA 94566

Ladies and Gentlemen:

1. Subscription.

(a)　　The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Common Stock (the "Class B Share(s)"), of **R&I Management Diversified, Inc.,** a Delaware corporation (the "Company"), at a purchase price of **$10.00** per share (the "Per Class B Share Price"), upon the terms and conditions set forth herein. The rights of the Class B Shares are as set forth in Certificate of Incorporation, Bylaws and any description of the Class B Shares that appears in the Offering Materials is qualified in its entirety by such document.

(b)　　By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)　　This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Class B Shares Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)　　The aggregate number of Class B Shares sold shall not exceed 123,500 (the "Oversubscription Offering").   The Company may accept subscriptions until May 2, 2027 (the "Termination Date"). Providing that subscriptions for 500 Class B Shares are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)　　In the event of rejection of this subscription in its entirety, or in the event the sale of the Class B Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)　　Payment. The purchase price for the Class B Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Class B Shares in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Class B Shares shall be received by Encore Bank (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Class B Shares owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "Transfer Agent"), which books and records shall bear a notation that the Class B Shares were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Class B Shares. The issuance, sale and delivery of the Class B Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Class B Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class B Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Class B Shares as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Class B Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Class B Shares have not been registered under the Securities Act. Subscriber also understands that the Class B Shares are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Class B Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Class B Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Class B Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Class B Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Class B Shares.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Class B Shares pursuant to this Subscription Agreement, it shall not transfer such Class B Shares except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Class B Shares, it will require the transferee of such Class B Shares to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Class B Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Class B Shares may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class B Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class B Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class B Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Class B Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY

TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> R&I Management Diversified, Inc.
> 6754 Bernal Avenue, Suite 740-250,
> Pleasanton, CA 94566
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Class B Shares shall be immediately subject to this Subscription Agreement, to the same extent that the Class B Shares, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the [Platform] ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes

execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or

sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

      (i) With assets under management in excess of $5,000,000,

      (ii) That is not formed for the specific purpose of acquiring the securities offered, and

      (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C: CERTIFICATE OF INCORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:07 PM 12/27/2024
FILED 04:07 PM 12/27/2024
SR 20244623860 - File Number 4922877

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
R & I Management Diversified, Inc.**

(Pursuant to Sections 242 and 245
of the General Corporation Law of the State of Delaware)

R & I Management Diversified, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"),

DOES HEREBY CERTIFY:

      1.   That the name of this corporation is R & I Management Diversified, Inc., and that this corporation was originally R&I Management, LLC, a California limited company formed on June 13, 2018, and that this corporation converted and incorporated pursuant to the General Corporation Law on August 12, 2024, under the name R & I Management Diversified, Inc.

      2.   That the Board of Directors of the Corporation (the "*Board of Directors*") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is R & I Management Diversified, Inc. (the "*Corporation*").

ARTICLE II

The registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801 and the name of the registered agent of the Corporation in the State of Delaware at such address is National Registered Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law.

ARTICLE IV

The Corporation is authorized to issue 20,000,000 shares of Common Stock, par value $0.00001 per share ("*Common Stock*"). 10,000,000 of the authorized and issued shares of Common Stock are hereby designated "***Class A Common Stock***" and 10,000,000 of the authorized but unissued shares of Common Stock are hereby designated "***Class B Common Stock***," with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

A.   <u>**Dividends**</u>. The Corporation shall declare all dividends pro rata on the Common Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. The Corporation does not intend to declare any dividends payable to holder of shares of Common Stock until such time as the Corporation is profitable. The Directors have exclusive authority on determining if and when to issue dividends and the amount of each dividend.

B.   <u>**Voting**</u>. Shares of Class A Common Stock shall have one vote per share. Shares of Class B Common Stock shall have no voting rights.

C.   <u>**Admittance of Stockholders**</u>. The Directors shall be authorized to issue such additional, new shares of Class B Common Stock to purchasers upon such term and conditions that it determines in its sole and absolute discretion, and to admit those purchasers as stockholders holding shares of Class B Common Stock (each a "**Class B Stockholder**"), provided that subscriptions by such purchasers are approved by the Directors.

D.   <u>**Liquidation, Dissolution, or Winding Up; Certain Mergers and Consolidations**</u>.

1. <u>**Payments to Holders of Class A Common Stock**</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Class B Common Stock by reason of their ownership thereof, the holders of shares of Class A Common Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to $0.10 for such share of Class A Common Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Class A Common Stock the full amount to which they are entitled under this Article IV, Section D.1., the holders of shares of Class A Common Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Class A Common Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2. <u>**Payments to Holders of Common Stock**</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Class A Common Stock as provided in Article IV, Section D.1., the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

3. **Deemed Liquidation Events.**

    a.   **Definition**. Each of the following events is a *"Deemed Liquidation Event"* unless the holders of a majority of the outstanding shares of Class A Common Stock, elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

        i. a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting corporation; or

        ii. the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

    b.   **Amount Deemed Paid or Distributed**. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Article IV, Section C.3. will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the *"Board of Directors"*).

4. **Waiver**. Any of the rights, powers, preferences and other terms of the Common Stock set forth herein may be waived on behalf of all holders of Common Stock by the unanimous written consent of the holders of the shares of Common Stock outstanding and permitted to vote.

ARTICLE V

A. **Management by Board of Directors**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directions need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

B. **Removal**. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

C. **Section 500 of the California Corporations Code**. Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

A. **Liability of Directors Limited**. No director or officer of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such an exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as presently in effect or as the same may hereafter be amended. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Company for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

B. **Indemnification Authorized**. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. **Limitation on Repeal of Article VI**. Any repeal or modification of this Article VI is only prospective and does not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

* * *

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Remainder of this page intentionally left blank]

This Certificate has been subscribed as of December 12, 2024 by the undersigned who affirms that the statements made herein are true and correct.

Authentisign

Gordon Hung   12/12/24

_____

Gordon Hung
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:32 PM 08/12/2024
FILED 06:32 PM 08/12/2024
SR 20243393835 - File Number 4922877

R & I MANAGEMENT LLC

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

1. The jurisdiction where the Limited Liability Company first formed is California.

2. The jurisdiction immediately prior to filing this Certificate is California.

3. The date the Limited Liability Company first formed is June 13, 2018.

4. The name of the Limited Liability Company immediately prior to filing this Certificate is R & I MANAGEMENT LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is R & I MANAGEMENT DIVERSIFIED, INC.

The undersigned, being duly authorized to sign on behalf of the converting Limited Liability Company, has executed this Certificate on the date indicated below.

R & I Management LLC
a California limited liability company

By: /s/ Gordon Hung
Name: Gordon Hung
Title: Sole Member

Date: July 5, 2024

CERTIFICATE OF INCORPORATION

OF

R & I MANAGEMENT DIVERSIFIED, INC.

Article I

The name of the corporation is R & I Management Diversified, Inc. (the "**Corporation**").

Article II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is National Registered Agents, Inc.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

Article IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

Article V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

Article VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Article VIII

The name and mailing address of the incorporator are as follows:

Gordon Hung
7535 Maywood Drive
Pleasanton, California 94588

/s/ Gordon Hung_____
Gordon Hung, Incorporator

EXHIBIT D: BYLAWS

BYLAWS

OF

R & I MANAGEMENT DIVERSIFIED, INC.

TABLE OF CONTENTS

BYLAWS

OF

R & I MANAGEMENT DIVERSIFIED, INC.

ARTICLE I

CORPORATE OFFICES

1.1   **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1   **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

2.2   **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3   **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct Of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 Stockholder Action By Written Consent Without A Meeting

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

2.12 Record Date For Stockholder Notice; Voting; Giving Consents

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b)   The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13   **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1   **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **Number Of Directors**

(a)   The total number of directors constituting the entire Board of Directors (the "Number of Authorized Directors") shall be fixed or changed in the manner provided in these bylaws, unless the certificate of incorporation fixes the Number of Authorized Directors, in which case the Number of Authorized Directors shall be changed only by amendment of the certificate of incorporation.

(b)   Subject to Section 3.4 of these bylaws, the Number of Authorized Directors may be fixed or changed: (i) by a resolution of the Board of Directors or of the stockholders, or (ii) if applicable, by action of the incorporator(s) (which includes any person(s) acting, in accordance with the Delaware General Corporation Law, on behalf of any incorporator(s) not available to act) before the election of the initial Board of Directors. No reduction of the Number of Authorized Directors shall have the effect of removing any director before such director's term of office expires.

(c)   If the Number of Authorized Directors is already fixed (whether by the certificate of incorporation, resolution of the Board of Directors or of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law) at the time the adoption of these bylaws is effective (the "Effective Time"), then the Number of Authorized Directors, until changed in accordance with this Section 3.2, is such already fixed Number of Authorized Directors.

(d)   If the Number of Authorized Directors is not already fixed at the Effective Time, then: (i) if there are directors in office at the Effective Time, the Number of Authorized Directors, until changed in accordance with this Section 3.2, is the total number of directors in office at the Effective Time, or (ii) if there are no directors in office at the Effective Time, the Number of Authorized Directors, until fixed or changed in accordance with this Section 3.2, is the total number of directors on the Board of Directors as first constituted following the Effective Time (whether such directors are elected by resolution of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law).

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5   **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7   **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8   **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors then in office (but in no case less than 1/3 of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws)) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9   **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10   **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11   **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12   **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13   **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws) shall have the effect of removing any director before such director's term of office expires.

3.14   **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1   **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or
(ii) adopting, amending or repealing any Bylaw of the corporation.

4.2   **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3   **Meetings And Actions Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5   **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6   **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7   **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8   **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9   **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10   **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11   **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12   **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13   **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1   **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2   **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3   **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4   **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5   **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6   **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2   **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4   **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5   **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6   **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7   **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 **Stockholders Of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile Or Electronic Signatures**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.